UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	October 29, 2018	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2018 THIRD QUARTERLY REPORT

This announcement is made pursuant to the requirements under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial statements of the Company for the third quarter of 2018 were not audited, and were prepared in accordance with the China Accounting Standards for Business Enterprises.

1.	IMPORTANT NOTICE

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to the disclosure requirement under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) (which requires any issuer listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) whose securities are also listed on other stock exchange(s) to simultaneously inform the Hong Kong Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)). At the request of the Shanghai Stock Exchange, a similar announcement of the even date is being made simultaneously by the Company in Shanghai pursuant to the relevant provisions of the Shanghai listing rules and regulations.

This quarterly report was prepared in accordance with the regulations as prescribed by the China Securities Regulatory Commission in relation to disclosure of information in quarterly reports for listed companies, and is published simultaneously in Shanghai and Hong Kong. The financial statements of the Company for the third quarter of 2018 were not audited, and were prepared in accordance with the China Accounting Standards for Business Enterprises.

The board of directors (the “Board”) and the supervisory committee of the Company, and its directors, supervisors and senior management hereby confirm that the information set out in this quarterly report does not contain false information, misleading statement or material omission, and accept joint and several responsibility for the correctness, accuracy and completeness of the information set out in this quarterly report.

All directors of the Company attended the meeting of the Board to consider this quarterly report.

Liu Shaoyong, the person-in-charge of the Company, Ma Xulun, the officer-in-charge of accounting of the Company, and Wu Yongliang, the officer-in-charge of the accounting department (accounting officer) of the Company hereby confirm that the financial statements forming part of this quarterly report are true, accurate and complete.

The financial statements in the third quarterly report of the Company are unaudited.

2.	MAIN FINANCIAL DATA AND CHANGES IN SHAREHOLDERS OF THE COMPANY

2.1	Main financial data

	Unit: million Currency: RMB
	As at the end of the reporting period	As at the end of last year	Increase/decrease as at the end of the reporting period compared with the end of last year
			(%)
Total assets	239,615	227,464	5.34
Net assets attributable to shareholders of the listed company	57,909	53,106	9.04

	From the beginning of the year to the end of the reporting period (January-September)	From the beginning of last year to the end of the reporting period last year (January-September)	Increase/ decrease compared with the same period last year
			(%)
Net cash flows from operating activities	21,072	14,528	45.04

	From the beginning of the year to the end of the reporting period (January-September)	From the beginning of last year to the end of the reporting period last year (January-September)	Increase/decrease compared with the same period last year
			(%)
Revenue	87,878	77,505	13.38
Net profit attributable to shareholders of the listed company	4,490	7,915	-43.27
Net profit attributable to shareholders of the listed company after deducting non-recurring profit and loss	4,230	5,649	-25.12
Weighted average return on net assets(%)	8.00	15.45	Decreased by 7.45 pts
Basic earnings per share (RMB/share)	0.31	0.55	-43.64
Diluted earnings per share (RMB/share)	0.31	0.55	-43.64

Non-recurring profit and loss and relevant amounts

	Unit: million Currency: RMB
Item	Amount for the period (July-September)	Amount from the beginning of the year to the end of the reporting period (January-September)
Gains or losses from disposal of non-current assets	34	24
Investment income derived from the holding of financial assets held for trading, gains and losses arising from changes in fair value of financial liabilities held for trading and disposal of financial assets held for trading, financial liabilities held for trading and available-for-sale financial assets (excluding the effective hedging activities related to the normal operation of the Company)	0	-30
Reverse of the provision for impairment of receivables individually tested for impairment	0	5
Other non-operating income and expenses other than aforesaid items	103	377
Impact on minority interests (after tax)	-2	-24
Impact on the income tax	-39	-92

Total	96	260

2.2

The total number of the Company’s shareholders and the shareholding of the 10 largest shareholders and the shareholding of the 10 largest holders of listed shares (or holders of shares without trading moratorium) as at the end of the reporting period

Unit: Shares
Total number of shareholders	209,255

Shareholding of the 10 largest shareholders
Name of shareholder (in full)	Shareholdings as at the end of the period	Proportion	Number of shares with trading moratorium held	Pledged or locked-up		Nature of shareholders
		(%)		Status of shares	Number of shares
China Eastern Air Holding Company Limited (“CEA Holding”) (中國東方航空集團有限公司)	5,072,922,927	35.06%	0	Nil	0	State-owned legal person
HKSCC NOMINEES LIMITED	4,183,671,259	28.92%	0	Unknown	Unknown	Overseas legal person
China National Aviation Fuel Holding Company Limited (中國航空油料集團有限公司)	504,767,895	3.49%	0	Nil	0	State-owned legal person
DELTA AIR LINES INC	465,910,000	3.22%	0	Nil	0	Overseas legal person
Shanghai Licheng Information Technology Consulting Co., Ltd. (上海勵程信息技術諮詢有限公司)	465,838,509	3.22%	0	Pledged	465,838,509	Domestic non-state-owned legal person
CES Finance Holding Co., Ltd. (“CES Finance”) ( 東航金控有限責任公司)	457,317,073	3.16%	0	Nil	0	State-owned legal person
China Securities Finance Corporation Limited (中國證券金融股份有限公司)	428,713,382	2.96%	0	Nil	0	State-owned legal person
China COSCO Shipping Corporation Limited ( 中國遠洋海運集團有限公司)	232,919,254	1.61%	0	Nil	0	State-owned legal person
Central Huijin Asset Management Ltd. ( 中央匯金資產管理有限責任公司)	70,984,100	0.49%	0	Nil	0	State-owned legal person
Dacheng Fund — Agricultural Bank — Dacheng China Securities and Financial Assets Management Program	65,946,480	0.46%	0	Nil	0	State-owned legal person

Shareholding of the 10 largest holders of shares without trading moratorium
Name of shareholder	Number of listed shares without trading moratorium held	Class and number of shares Class	Number
CEA Holding (中國東方航空集團有限公司)	5,072,922,927	RMB ordinary shares	5,072,922,927
HKSCC NOMINEES LIMITED	4,183,671,259	Overseas listed foreign shares	4,183,671,259
China National Aviation Fuel Holding Company Limited (中國航空油料集團有限公司)	504,767,895	RMB ordinary shares	504,767,895
DELTA AIR LINES INC	465,910,000	Overseas listed foreign shares	465,910,000
Shanghai Licheng Information Technology Consulting Co., Ltd. (上海勵程信息技術諮詢有限公司)	465,838,509	RMB ordinary shares	465,838,509
CES Finance (東航金控有限責任公司)	457,317,073	RMB ordinary shares	457,317,073
China Securities Finance Corporation Limited (中國證券金融股份有限公司)	428,713,382	RMB ordinary shares	428,713,382
China COSCO Shipping Corporation Limited ( 中國遠洋海運集團有限公司)	232,919,254	RMB ordinary shares	232,919,254
Central Huijin Asset Management Ltd. ( 中央匯金資產管理有限責任公司)	70,984,100	RMB ordinary shares	70,984,100
Dacheng Fund — Agricultural Bank — Dacheng China Securities and Financial Assets Management Program	65,946,480	RMB ordinary shares	65,946,480
Description of connected relationship or activities in concert among the above shareholders	Among the 4,183,671,259 shares held by HKSCC NOMINEES
LIMITED, 2,626,240,000 shares are held by CES Global
Holdings (Hong Kong) Limited (“CES Global”) in the capacity
of beneficial owner. CEA Holding owns 100% equity interest in
CES Finance; CES Finance owns 100% equity interest in CES
Global; thus, CEA Holding indirectly owns 100% equity interest in CES Global. The Company is not aware of any other
connected relationship or activities in concert among the 10
	largest holders of shares without trading moratorium.

As at the end of the reporting period, CES Global has pledged an aggregate of 1.45 billion H Shares of the Company.

3.	IMPORTANT MATTERS

3.1	Details of and reasons for the substantial changes in main items of financial statements and financial indicators of the Company

Pursuant to the notice regarding the “Accounting Standards for Business Enterprises No. 14 — Revenue”, “Accounting Standards for Business Enterprises No. 22 — Recognition and Measurement of Financial Instruments”, “Accounting Standards for Business Enterprises No. 23 — Transfer of Financial Assets”, “Accounting Standards for Business Enterprises No. 24 — Hedge Accounting”, “Accounting Standards for Business Enterprises No. 37 — Presentation of Financial Instruments” amended and published by the Ministry of Finance, the Company has applied the above revised Accounting Standards for Business Enterprises since 1 January 2018. In respect of the cumulative effect of initial application of the above standards, the Company adjusted the retained profit and other comprehensive income at the beginning of the reporting period of 2018, and the shareholder’s equity at the beginning of the reporting period increased to 1,031 million.

Item	Change as compared to January — September of last year	Reason for the Change
Finance costs	357.04%	Primarily due to the appreciation of US dollar against RMB, resulting in exchange losses of RMB2.157 billion from January to September in 2018, realizing exchange gains of RMB1.298 billion during the same period

Investment income	-91.28%	Primarily due to the transfer of 100% equity interest in Eastern Airline Logistics Co., Limited by the Company to Eastern Airlines Industry Investment Company Limited in 2017, realizing investment income of RMB1.754 billion

Non-operating income	-42.84%	Primarily due to the Company’s transfer of amount of expired sales for which performance obligation is no longer existed, from non-operating income to operating income pursuant to the implementation of the revised “Accounting Standards for Business Enterprises No. 14 — Revenue”.

Net cash flows from operating activities	45.04%	Primarily due to the year-on-year increase of operating income arising from the year-on-year increase of revenue.

Item	Change as compared to January — September of last year	Reason for the Change
Net cash flows from financing activities	-272.26%	Primarily due to the increase of net cash flows from operating activities, reducing the need for financing

Item	Change as compared to 31 December 2017	Reason for the change
Prepayments	68.62%	Primarily due to the increase in prepayment of aircraft operating lease rentals

Other receivable	72.88%	Primarily due to the increase in export refund receivables

Available-for-sale financial assets	-100.00%	Primarily due to the application of the revision of “Accounting Standards for Business Enterprises No. 22 — Recognition and Measurement of Financial Instruments” and “Accounting Standards for Business Enterprises No. 37 — Presentation of Financial Instruments” by the Company, measuring financial assets at fair values, and reclassifying to other equity instruments investments
Other equity instruments investments	—

Hedge instrument	135.76%	Primarily due to the settlement of certain foreign exchange contracts held by the Company

Account collected in advance	-97.99%	Primarily due to the application of the revised “Accounting Standards for Business Enterprises No. 14 — Revenue” by the Company, recognizing the unused tickets sold as contract liabilities
Settlement of vouchers	-100.00%
Contract liabilities	—

Short-term borrowings	-48.18%	Primarily due to the adjustment in debt structure by the Company, decreasing short-term liabilities and increasing long-term liabilities
Long-term borrowings	58.57%

Deferred income tax liabilities	1577.78%	Primarily due to the application of each of the revised accounting standards, adjusting the opening balance of the period retrospectively and adjusting deferred income tax

3.2	Analysis of the progress of significant events and their effects and proposed solutions

(1)	The non-public issuance of A Shares and H Shares by the Company

On 10 July 2018, the related matters of this non-public issuance of A Shares and non-public issuance of H Shares were approved at the fifteenth ordinary meeting of the eighth session of the Board. The Company intends to non-publicly issue A Shares to Juneyao Airlines Co., Ltd. (“Juneyao Airlines”), and its controlling shareholder Juneyao (Group) Co., Ltd. (“Juneyao Group”) and/or its designated controlled subsidiaries and China Structural Reform Fund Corporation Limited for proceed of not more than RMB11.8 billion (inclusive); the Company intends to non-publicly issue H Shares to Juneyao Airlines and/or its designated controlled subsidiaries for proceed of not more than HK$3.5503 billion (inclusive). The Company received the approval from State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”) on 25 August 2018, SASAC agreed in principle on this non-public issuance of A Shares and H Shares proposal of the Company. On 30 August 2018, the relevant resolutions were considered and approved at the 2018 third extraordinary general meeting, 2018 first A Share class meeting and 2018 first H Share class meeting of the Company. On the same date, the resolution for the clarification and specification of subscribers of A Shares regarding the non-public issuance of A Shares by the Company in 2018 was considered and approved at the 2018 fourth regular meeting of the Board. On 18 October 2018, the resolution for the clarification and specification of subscribers of H Shares regarding the non-public issuance of H Shares by the Company in 2018 was considered and approved at the seventeenth ordinary meeting of the eighth session of the Board. For details, please refer to the announcements of the Company published on the websites of Shanghai Stock Exchange and Hong Kong Stock Exchange on 10 July, 29 August, 30 August and 18 October 2018. The non-public issuance proposal is still pending approval by regulatory authorities including the Civil Aviation Administration of China (if required) and/or East China Regional Administration of the Civil Aviation Administration of China and China Securities Regulatory Commission.

(2)	Amendments to certain provisions of the articles of association of the Company

On 30 August 2018, the 2018 third extraordinary general meeting of the Company considered and approved the resolution regarding the amendments to certain provisions of the articles of association of the Company, the rules for the meetings of the Board and the rules for the meeting of the supervisory committee of the Company. For details, please refer to the announcement of the Company published on the websites of Shanghai Stock Exchange and Hong Kong Stock Exchange on 30 August 2018.

(3)	Adjustments to the directors, supervisors and senior management of the Company

According to the unified deployment and arrangement of the Company’s comprehensive deepened reform, certain directors and supervisors resigned from the positions as directors and supervisors of the Company. On 30 August 2018, independent directors, shareholder representative supervisors, employee representatives supervisors and chief legal adviser of the Company were elected at the 2018 third extraordinary general meeting, the 2018 third leader joint meeting of the sixth employee representatives and the 2018 fourth regular meeting of the Board, respectively. For details, please refer to the announcements of the Company published on the websites of Shanghai Stock Exchange and Hong Kong Stock Exchange on 8 August and 30 August 2018.

3.3	Failure in performance of undertakings during the reporting period

As at the end of the reporting period, the undertakings of the Company have been fully fulfilled.

3.4

Warning of and reasons for any expected accumulated losses from the beginning of the year to the end of the following reporting period or substantial changes in profitability compared to the same period last year

Not applicable

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Liu Shaoyong
Chairman
Shanghai, the People’s Republic of China
26 October 2018

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent nonexecutive Director) and Yuan Jun (Employee Representative Director).

4.	APPENDICES

4.1	Financial Statements

China Eastern Airlines Corporation Limited

Consolidated	and Company’s Balance Sheet as at 30 September 2018

RMB	million

	30 September 2018 Consolidated	31 December 2017 Consolidated	30 September 2018 Company	31 December 2017 Company
Asset
Current asset
Monetary capital	3,789	4,656	3,271	3,914
Derivative financial assets	93	—	93	—
Bills receivable and trade receivable	2,163	2,124	1,630	2,812
Prepayments	978	580	306	180
Other receivables	8,397	4,857	11,742	15,639
Inventory	2,287	2,185	31	38
Held for sale assets	—	14	—	—
Non-current assets due within one year	48	76	38	69
Other current assets	3,243	3,801	3,187	3,608

Total current assets	20,998	18,293	20,298	26,260

Non-current assets
Available for sale financial assets	—	800	—	713
Hedge instruments	356	151	356	151
Long-term equity investment	2,342	2,211	15,254	15,104
Other equity instruments investments	1,562	—	1,467	—
Investment properties	287	302	18	27
Fixed assets	171,878	163,130	109,183	106,058
Construction in progress	28,096	28,780	27,321	28,077
Intangible assets	1,999	2,043	1,330	1,358
Goodwill	9,028	9,028	9,028	9,028
Long-term deferred expenses	1,659	1,543	1,307	1,308
Deferred income tax assets	112	122	—	45
Other non-current assets	1,298	1,061	1,167	949

Total non-current assets	218,617	209,171	166,431	162,818

Total assets	239,615	227,464	186,729	189,078

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated	and Company’s Balance Sheet as at 30 September 2018 (Cont’d)

RMB	million

	30 September 2018 Consolidated	31 December 2017 Consolidated	30 September 2018 Company	31 December 2017 Company
Liabilities and shareholders’ equity
Current liabilities
Short-term borrowings	12,935	24,959	21,464	27,202
Hedge instruments	43	324	43	324
Notes payable and trade payable	13,203	12,209	9,641	11,169
Account collected in advance	27	1,342	17	1,036
Settlement of vouchers	—	7,043	—	6,869
Contract liabilities	8,813	—	8,051	—
Staff remuneration payable	2,645	3,034	1,934	2,007
Tax payable	1,966	2,076	789	944
Other payables	5,294	3,939	8,340	11,884
Held for sale liabilities	—	8	—	—
Non-current liabilities due within one year	20,058	15,391	13,195	9,153
Other current liabilities	12,000	10,000	12,000	10,000

Total current liabilities	76,984	80,325	75,474	80,588

Non-current liabilities
Long-term borrowings	7,808	4,924	4,391	4,338
Hedge instruments	—	1	—	1
Bonds payable	17,318	19,787	14,808	17,352
Long-term payables	67,211	58,791	41,874	38,740
Long-term staff remuneration payable	2,842	2,800	2,241	2,199
Expected liabilities	2,365	2,038	580	496
Deferred income	134	144	119	129
Deferred income tax liabilities	302	18	298	—
Other non-current liabilities	2,935	2,118	1,914	1,242

Total non-current liabilities	100,915	90,621	66,225	64,497

Total liabilities	177,899	170,946	141,699	145,085

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated	and Company’s Balance Sheet as at 30 September 2018 (Cont’d)

RMB	million

	30 September 2018 Consolidated	31 December 2017 Consolidated	30 September 2018 Company	31 December 2017 Company
Liabilities and shareholders’ equity
Shareholders’ equity
Share capital	14,467	14,467	14,467	14,467
Capital reserves	26,760	26,760	27,470	27,470
Other comprehensive income	-1,850	-2,540	-1,194	-1,909
Surplus reserves	540	540	540	540
Undistributed profits	17,992	13,879	3,747	3,425

Total equity attributable to shareholders of the parent company	57,909	53,106	45,030	43,993
Minority interests	3,807	3,412

Total shareholders’ equity	61,716	56,518	45,030	43,993

Total liabilities and shareholders’ equity	239,615	227,464	186,729	189,078

The financial statements are signed by:

Legal representative: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Income Statement

For the nine months ended 30 September 2018

RMB million

	Jul to Sep 2018 Consolidated	Jul to Sep 2017 Consolidated	Jan to Sep 2018 Consolidated	Jan to Sep 2017 Consolidated	Jul to Sep 2018 Company	Jul to Sep 2017 Company	Jan to Sep 2018 Company	Jan to Sep 2017 Company
Revenue	33,456	29,485	87,878	77,505	19,879	17,573	52,074	45,793
Less: Operating costs	26,630	23,022	74,419	65,643	16,202	14,201	45,447	39,753
Business tax and surcharges	113	62	275	197	51	14	117	54
Selling expenses	1,600	1,535	4,467	4,196	1,179	1,147	3,272	3,104
Administrative expenses	803	767	2,209	2,060	505	492	1,436	1,279
Research and development expenses	20	23	62	69	20	19	61	57
Finance expenses	2,550	322	5,032	1,101	1,993	225	4,026	951
Including: Interest expenses	892	927	2,762	2,331	342	354	994	830
Interest income	15	41	67	70	13	90	62	115
Assets impairment loss	—	7	4	16	—	7	—	7
Credit impairment loss	—	—	2	—	—	—	1	—
Add: Other income	1,050	975	3,865	3,714	534	550	2,193	2,262
Investment gains	85	91	175	2,006	178	153	286	1,141
Including: Investment gains in associates and joint ventures	64	68	149	212	64	68	167	213
Gains arising from changes in fair value	38	—	281	—	38	—	281	—
Gains from disposal of assets	36	—	30	—	—	—	2	—

Operating profit	2,949	4,813	5,759	9,943	679	2,171	476	3,991
Add: Non-operating income	218	368	587	1,027	188	296	467	889
Less: Non-operating expenses	29	25	37	35	20	24	26	28

Total profits	3,138	5,156	6,309	10,935	847	2,443	917	4,852
Less: Income tax expenses	706	1,287	1,371	2,439	222	645	197	1,196

Net profit	2,432	3,869	4,938	8,496	625	1,798	720	3,656

Classification according to the continuity of operation
Continuous operation net profit	2,432	3,869	4,938	8,496
Discontinued operation net profit	—	—	—	—
Classification according to ownership
Net profit attributable to shareholders of the parent company	2,207	3,568	4,490	7,915
Profit or loss of minority interests	225	301	448	581

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Income Statement (Cont’d)

For the nine months ended 30 September 2018

RMB million

	Jul to Sep 2018 Consolidated	Jul to Sep 2017 Consolidated	Jan to Sep 2018 Consolidated	Jan to Sep 2017 Consolidated	Jul to Sep 2018 Company	Jul to Sep 2017 Company	Jan to Sep 2018 Company	Jan to Sep 2017 Company
Other comprehensive income, net of tax
Other comprehensive income that cannot be reclassified into profit or loss
Changes arising from re-measuring defined benefit plan	35	181	(91)	365	26	181	(64)	332
Other comprehensive income that cannot be reclassified to profit or loss under the equity method	(3)	—	(19)	9	(3)	—	(19)	9
Fair value changes of other equity instruments investments	—	—	(7)	33	—	—	(6)	17

Other comprehensive income that will be reclassified into profit or loss
Other comprehensive income that can be reclassified to profit or loss under the equity method	—	4	—	—	—	4	—	—
Fair value changes of available-or-sale financial assets	—	(66)	—	—	—	(66)	—	—
Cash flow hedge reserves	30	(104)	140	(241)	30	(104)	140	(207)

Other comprehensive income, net of tax
Including:
Other comprehensive income, net of tax, attributable to shareholders of the parent company	62	15	23	160

Other comprehensive income, net of tax, attributable to minority interests	—	—	—	6

Total comprehensive income	2,494	3,884	4,961	8,662

Including:
Total comprehensive income attributable to shareholders of the parent company	2,269	3,583	4,513	8,075

Total comprehensive income attributable to minority interests	225	301	448	587

Earnings per share
Basic earnings per share (RMB)	0.15	0.25	0.31	0.55

Diluted earnings per share (RMB)	0.15	0.25	0.31	0.55

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the period from January to September 2018 (Unaudited)

RMB million

	January to September 2018 Consolidated	January to September 2017 Consolidated	January to September 2018 Company	January to September 2017 Company
1. Cash flow from operating activities
Cash received from sales of goods and provision of labour services	96,324	81,236	66,372	50,622
Tax refund received	39	123	25	60
Other cash received from operating activities	9,356	9,862	8,987	9,592

Sub-total of cash inflow from operating activities	105,719	91,221	75,384	60,274

Cash paid for purchase of goods and receiving of labour services	(60,427)	(52,754)	(45,877)	(35,501)
Cash paid to and for employees	(14,547)	(14,038)	(7,739)	(7,001)
Taxes paid	(4,153)	(4,014)	(1,353)	(2,124)
Other cash paid for operating activities	(5,520)	(5,887)	(6,852)	(5,293)

Sub-total of cash outflow from operating activities	(84,647)	(76,693)	(61,821)	(49,919)

Net cash flows from operating activities	21,072	14,528	13,563	10,355

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the period from January to September 2018 (Cont’d) (Unaudited)

RMB million

		January to September 2018 Consolidated	January to September 2017 Consolidated	January to September 2018 Company	January to September 2017 Company
2.	Cash flow from investing activities
	Cash received from disposal of investment	—	12	—	266
	Investment income in cash	71	70	167	173
	Net cash recovered from disposals of fixed assets, intangible assets and other long-term assets	789	224	360	115
	Net cash received from disposal of subsidiaries and other operating unit	(11)	1,897	—	2,433
	Other cash received from investing activities	741	70	736	115

	Sub-total of cash inflow from investing activities	1,590	2,273	1,263	3,102

	Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long-term assets	(14,910)	(19,140)	(12,890)	(17,818)
	Investments paid in cash	(16)	(33)	(16)	(283)
	Other cash paid for investing activities	(22)	(4)	—	—

	Sub-total of cash outflow from investing activities	(14,948)	(19,177)	(12,906)	(18,101)

	Net cash flow from investing activities	(13,358)	(16,904)	(11,643)	(14,999)

3.	Cash flow from financing activities
	Cash received from borrowings	53,859	71,972	54,309	66,319

	Sub-total of cash inflow from financing activities	53,859	71,972	54,309	66,319

	Cash paid for repayment of indebtedness	(51,788)	(54,639)	(48,939)	(51,846)
	Cash payments for distribution of dividends, profits or payments of interest expense	(3,792)	(2,951)	(3,185)	(2,305)
	Other cash paid for financing activities	(6,904)	(9,375)	(4,736)	(4,584)

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the period from January to September 2018 (Cont’d) (Unaudited)

RMB million

		January to September 2018 Consolidated	January to September 2017 Consolidated	January to September 2018 Company	January to September 2017 Company
	Sub-total of cash outflow from financing activities	(62,484)	(66,965)	(56,860)	(58,735)

	Net cash flow from financing activities	(8,625)	5,007	(2,551)	7,584

4.	Effect of changes in exchange rate on cash and cash equivalents	45	5	1	(10)

5.	Net increase in cash and cash equivalents	(866)	2,636	(630)	2,930
	Add: Balance of cash and cash equivalents at the beginning of the period	4,616	1,695	3,882	976

6.	Balance of cash and cash equivalents at the end of the year	3,750	4,331	3,252	3,906